[Letterhead of Ancestry.com Inc.]
October 30, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Mark P. Shuman

Re:	Ancestry.com Inc.
Registration Statement on Form S-1 (File No. 333-160986)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Ancestry.com Inc., a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 2:00 p.m. (EST) on November 4, 2009, or as soon as possible thereafter.
     The Company hereby acknowledges that:
•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     It is the Company’s understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934 on Form 8-A (File No. ___) shall automatically become effective upon the later of the Commission’s receipt of certification from The NASDAQ Stock Market LLC with respect to the common stock of the Company and the effectiveness of the Filing.

Mr. Mark P. Shuman
Securities and Exchange Commission

     Please do not hesitate to contact the undersigned at (801) 705-7024, Barbara Becker of Gibson, Dunn & Crutcher LLP at (212) 351-4062 or Stewart McDowell of Gibson, Dunn & Crutcher LLP at (415) 393-8322 with any questions or comments with respect to this letter.

Very truly yours, Ancestry.com Inc.
By:	/s/ Williams Stern
William Stern
General Counsel and Corporate Secretary

cc:	Barbara Becker, Gibson, Dunn & Crutcher LLP
Stewart McDowell, Gibson, Dunn & Crutcher LLP
Craig D. Wilson, Securities and Exchange Commission
Ryan Rohn, Securities and Exchange Commission
Ryan Houseal, Securities and Exchange Commission
Jeffrey Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert Day, Wilson Sonsini Goodrich & Rosati, P.C.